Exhibit 99.1

FCA- EIB: EUR 420 million loan for R&D projects.
Fiat Chrysler Automobiles N.V. (NYSE: FCAU/ MTA: FCA) (“FCA”) has signed today with the European Investment Bank (“EIB”), a € 420 million four-year loan to support research and development (“R&D”) projects to be implemented by FCA during 2018-2020.
FCA investment in R&D for the period 2018-2020 has a number of key objectives including electrification technology solutions for hybrid and battery electric vehicles and the development of autonomous driving.
Moreover, the R&D activities will be dedicated to the application of connectivity technologies for the offering of telematics services on FCA product line up. The R&D projects include also the development of digital technologies to be deployed in manufacturing processes.
The loan consolidates EIB collaboration with FCA.
Turin, 27 June 2018

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the Group’s control.

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